File No. 812-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940,

AS AMENDED, FOR AN ORDER OF EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Securian Funds Trust

400 Robert Street North

St. Paul, MN 55101

Advantus Capital Management, Inc.

400 Robert Street North

St. Paul, MN 55101

Securian Financial Services, Inc.

400 Robert Street North

St. Paul, MN 55101

As filed with the U.S. Securities and Exchange Commission on November 7, 2012

Please direct all written and oral communications concerning this application to:

Eric J. Bentley, Esq.

Second Vice President Law

Minnesota Life Insurance Company

400 Robert Street North

St. Paul, MN 55101

(651) 665-4872

eric.bentley@securian.com

With Copies to:

Michael J. Radmer, Esq.

Dorsey & Whitney LLP

50 S. 6th St.

Suite 1500

Minneapolis, MN 55402-1498

(612) 340-2724

radmer.michael@dorsey.com

UNITED STATES OF AMERICA

Before The

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: SECURIAN FUNDS TRUST and ADVANTUS CAPITAL MANAGEMENT, INC. and SECURIAN FINANCIAL SERVICES, INC.	) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

(File No. 812-            )

I. Introduction

Securian Funds Trust (the “Trust”), Advantus Capital Management, Inc. (“Advantus”) and Securian Financial Services, Inc. (“SFS”) (collectively, the “Applicants”) hereby file this Application (the “Application”) with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an order exempting Applicants from Rule 12d1-2(a) under the Act. Applicants request the exemption to the extent necessary to permit any existing or future series of the Trust or any other existing or future registered open-end management investment company or series thereof that is advised by Advantus or an entity controlling, controlled by, or under common control with Advantus (any such adviser, or Advantus, an “Adviser”) that invests in other registered open-end management investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the Act, and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act (each a “Fund of Funds”), to also invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”). Applicants also request that the order exempt any entity controlling, controlled by or under common control with SFS (any such entity, or SFS, a “Distributor”) that now or in the future acts as principal underwriter with respect to the transactions described herein.1

[1]

Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any entity that relies on the order in the future will do so only in accordance with the terms and conditions in the Application.

II. Applicants

A. The Trust and the Fund of Funds

The Trust is a series fund organized as a Delaware statutory trust and is registered under the Act as an open-end management investment company. The Applicants intend that the Trust create at least one additional series, each of which will invest in other registered investment companies in reliance on Section 12(d)(1)(G) of the Act. The Fund of Funds will not be prohibited from investing directly in securities that are not issued by an investment company, and it may invest directly in non-investment company securities in reliance on Rule 12d1-2(a) to the extent consistent with its investment objectives, policies, strategies and limitations.

B. The Adviser

Each Fund of Funds will enter into an investment advisory agreement with Advantus pursuant to which the Adviser will provide investment management advice and manage the Fund of Funds’ business affairs, subject to the general oversight of the Trust’s Board of Trustees (“Board”). Advantus, a Minnesota corporation, is a wholly-owned subsidiary of Securian Financial Group, Inc., which is a second-tier subsidiary of Minnesota Mutual Companies, a mutual insurance holding company. Advantus is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as the investment adviser to each currently existing series of the Trust, and is expected to be the investment adviser to each newly created Fund of Funds. Any other Adviser will also be registered under the Advisers Act.

C. The Distributor

SFS, a Minnesota corporation, is a wholly-owned subsidiary of Securian Financial Group, Inc., which is a second-tier subsidiary of Minnesota Mutual Companies, Inc., a mutual insurance holding company. SFS is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and serves as the distributor for each currently existing series of the Trust, and is expected to be the distributor for each newly created Fund of Funds.

III. Applicants’ Proposal

Each Fund of Funds may invest in certain Underlying Funds as will be set forth in its prospectus. Applicants propose that, subject to the terms and conditions set forth in this Application, the Fund of Funds be permitted to invest in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act. Each Fund of Funds will comply with Rule 12d1-2 under the Act but for the fact that the Fund of Funds may invest a portion of its assets in Other Investments. The opportunity to invest in Other Investments will allow the Fund of Funds greater flexibility to meet its investment objectives. For example, there may be times when using a derivative instrument may allow a Fund of Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund.

Each Fund of Funds would use Other Investments for a purpose that is consistent with the Fund of Funds’ investment objectives, policies, strategies and limitations. Consistent with its fiduciary obligations under the Act, each Fund of Funds’ Board will review the advisory fees charged by the Fund of Funds’ Adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund of Funds may invest.

IV. Applicable Law and Legal Analysis

Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than

10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

In 1996 Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I) the acquired company and the acquiring company are part of the same group of investment companies;

(II) the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short-term paper are the only investments held by the acquiring company;

(III) with respect to:

(aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

(bb) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on [Section 12(d)(1)(F) or Section 12(d)(1)(G)].

In 2006, the Commission adopted Rule 12d1-2 under the Act.2 That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):

(1)	Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or Section 12(d)(1)(F) of the Act;

(2)	Securities (other than securities issued by an investment company); and

(3)	Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.3 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that [S]ection 12(d)(1)(G) was intended to address.”4 The adoption of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”5

[2]	See Fund of Funds Investments, Investment Company Act Release No. IC-27399 (June 20, 2006) (the “Adopting Release”).
[3]	See Adopting Release at 17, n.58.
[4]	Id. at 17-18.
[5]	See H.R. Rep. No. 622, 104th Cong. 2nd Sess., at 43-44 (1996).

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.6 It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission, . . .. by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that permitting the Fund of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.7 Section 12(d)(1)(G) reflects a determination by Congress that certain funds of funds arrangements do not raise concerns underlying the prohibitions in Section 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring fund and the acquired fund, and requiring that the acquired fund not act as a fund of funds itself.8 The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

[6]

See, e.g., Trust Fund Sponsored by the Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“The broad exemptive power provided in 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 17, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

[7]	See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).
[8]	While Section 12(d)(1)(G) is commonly referred to as a “fund of funds” exemption, it does not require an acquiring fund to invest in more than one underlying fund.

Likewise, permitting the Fund of Funds to invest in Other Investments in furtherance of its investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Section 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Fund of Funds a broader array of investment options through which to pursue its investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act” and therefore meets the standards for relief set forth in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in the Application.

V. Supporting Precedent

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments based on terms and conditions substantially identical to those proposed herein. See, e.g., Seasons Series Trust, et al., Investment Company Act Release Nos. 29879 (December 8, 2011) (notice) and 29914 (January 4, 2012) (order); HighMark Funds, et al., Investment Company Act Release Nos. 29694 (June 16, 2011) (notice) and 29721 (July 12, 2011) (order); Russell Investment Company, et al., Investment Company Act Release Nos. 29623 (April 6, 2011) (notice) and 29664 (May 3, 2011) (order); Nuveen Asset Management, et al., Investment Company Act Release Nos. 29522 (Dec. 8, 2010) (notice) and 29546 (Dec. 30, 2010) (order); Northern Lights Fund Trust, et al., Investment Company Act Release Nos. 29452 (Sept. 30, 2010) (notice) and 29487 (Oct. 26, 2010) (order); FFCM, LLC, et al., Investment Company Release Nos. 29292 (June 2, 2010) (notice) and 29335 (June 29, 2010) (order); Kinetics Mutual Funds, Inc., et al., Investment Company Act Release Nos. 29270 (May 17, 2010) (notice) and 29297 (June 14, 2010) (order); Pioneer Bond Fund, et al., Investment Company Act Release Nos. 29198 (March 31, 2010) (notice) and 29259 (April 27, 2010) (order); Calvert Social Investment Fund, et al., Investment Company Act Release Nos. 29268 (April 19, 2010) (notice) and 29268 (order); Columbia Funds Series Trust, et al., Investment Company Release Nos. 28896 (Sept. 4, 2009) (notice) and 28936 (Sept. 30, 2009) (order); WisdomTree Asset Management, Inc., et al., Investment Company Release Nos. 28804 (June 29, 2009) (notice) and 28836 (July 24, 2009) (order); First American Strategy Funds, Inc., et al., Investment Company Act Release Nos. 28683 (March 31, 2009) (notice) and 28715 (April 28, 2009) (order); Aberdeen Asset

Management Inc., et al., Investment Company Act Release Nos. 28407 (Sept. 25, 2008) (notice) and 28445 (Oct. 21, 2008) (order); Morgan Stanley Series Funds, et al., Investment Company Act Release Nos. 28388 (Sept. 23, 2008) (notice) and 28444 (Oct. 21, 2008) (order); Advanced Series Trust, et al., Investment Company Act Release Nos. 28355 (Aug 8, 2008) (notice) and 28374 (Sept. 3, 2008) (order); PIMCO Funds, et al., Investment Company Act Release Nos. 28331 (July 17, 2008) (notice) and 28356 (Aug. 12, 2008 (order).

VI. Applicants’ Condition

Applicants agree that any order granting the requested relief will be subject to the following condition: Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the Application.

VII. Request for Order

Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII. Procedural Matters

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicted on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby states that the officer signing this Application on behalf of Applicant is fully authorized to do so; that under the provisions of each Applicant’s Agreement and Declaration of Trust or Articles of Incorporation, as the case may be, and bylaws, responsibility for the management of the affairs and business of the Applicant is vested in its respective board of trustees or board of directors; that by resolutions duly adopted and attached to the Application as

Exhibits A-1 through A-3, respectively, the board of trustees or board of directors of each Applicant has authorized any officer of each

Applicant to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments thereto; that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant; and that the authorization described in this Application is applicable to the individual who signs this amendment and that such authorization still remains in effect.

The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibits B-1 through B-3.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

IN WITNESS WHEREOF, the Applicants have caused this Application to be duly signed on behalf of each in the City of Saint Paul, State of Minnesota, on November 7, 2012.

SECURIAN FUNDS TRUST

By:	/s/ David M. Kuplic
Name:	David M. Kuplic
Title:	President

ADVANTUS CAPITAL MANAGEMENT, INC.

By:	/s/ David M. Kuplic
Name:	David M. Kuplic
Title:	Executive Vice President

SECURIAN FINANCIAL SERVICES, INC.

By:	/s/ George I. Connolly
Name:	George I. Connolly
Title:	President and CEO

EXHIBIT INDEX

Exhibit	Description	Page

Exhibit A	Certificates	A-1 to A-3

Exhibit B	Verifications	B-1 to B-3

Exhibit C	Draft Notice	C-1 to C-4

EXHIBIT A-1

SECURIAN FUNDS TRUST

CERTIFICATE

I, Eric J. Bentley, a duly elected and acting Assistant Secretary of Securian Funds Trust, a Delaware statutory trust, (the “Trust”) hereby certifies that the resolutions set forth below were duly adopted by the Board of Trustees of the Trust at an in-person meeting of the Board of Trustees on October 23, 2012 and that such resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized, empowered and directed, in the name of and on behalf of the Trust, to prepare, execute and cause to be filed with the Securities and Exchange Commission an application, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), requesting an order of exemption from Rule 12d1-2(a) under the 1940 Act, as is determined by the officers of the Trust to be necessary or appropriate, to permit any series of the Trust that invest in other registered open-end management investment companies to invest, to the extent consistent with their investment objectives, policies, strategies and limitations, in financial instruments that may not be “securities” within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”); and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute and file all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon; and

FURTHER RESOLVED, that the Application, in substantially the form discussed at the Meeting be, and it hereby is, approved, with such changes as are deemed appropriate and necessary by the proper officers of the Trust.

Date: November 7, 2012

/s/ Eric J. Bentley
Eric J. Bentley
Assistant Secretary

STATE OF MINNESOTA

COUNTY OF HENNEPIN

On this November 7, 2012, before me personally came Eric J. Bentley, known to me to be the person described in and who executed the foregoing Certificate, who being duly sworn, did say that he is the Assistant Secretary of Securian Funds Trust, and in and on behalf of which the foregoing Certificate was made; that the statements contained in the foregoing Certificate are true in substance and in fact; that said Certificate was executed on behalf of said Trust by authority of its Board of Trustees; and the said Eric J. Bentley acknowledged that he executed the same as his free act and deed and acknowledged the same to be the free act and deed of said Trust.

/s/ Jessica A. Hruby

Notary Public State of Minnesota
My Commission Expires Jan. 31, 2013

EXHIBIT A-2

ADVANTUS CAPITAL MANAGEMENT, INC.

CERTIFICATE

I, David M. Kuplic, a duly elected and acting Executive Vice President of Advantus Capital Management, Inc., a Minnesota corporation (“Advantus”), hereby certifies that the resolutions set forth below were duly adopted by the Board of Directors of Advantus by unanimous written consent on October 30, 2012 and that such resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:

RESOLVED, that the officers of Advantus be, and each of them hereby is, authorized, empowered and directed, in the name of and on behalf of Advantus, to prepare, execute and cause to be filed with the Securities and Exchange Commission an application, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), requesting an order of exemption from Rule 12d1-2(a) under the 1940 Act, as is determined by the officers of Advantus to be necessary or appropriate, to permit any series of the registered management investment companies managed or advised by Advantus that invest in other registered open-end management investment companies to invest, to the extent consistent with their investment objectives, policies, strategies and limitations, in financial instruments that may not be “securities” within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”); and

FURTHER RESOLVED, that the officers of Advantus be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute and file all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon; and

FURTHER RESOLVED, that the Application, in the form reviewed by the Board of Directors prior to the obtaining of the unanimous written consent be, and it hereby is, approved, with such changes as are deemed appropriate and necessary by the proper officers of Advantus.

Date: November 7, 2012

/s/ David M. Kuplic
Name:	David M. Kuplic
Title:	Executive Vice President

STATE OF MINNESOTA

COUNTY OF ANOKA

On this November 7, 2012, before me personally came David M. Kuplic, known to me to be the person described in and who executed the foregoing Certificate, who being duly sworn, did say that he is the Executive Vice President of Advantus Capital Management, Inc. (“Advantus”), and in and on behalf of which the foregoing Certificate was made; that the statements contained in the foregoing Certificate are true in substance and in fact; that said Certificate was executed on behalf of Advantus by authority of its Board of Directors; and the said David M. Kuplic acknowledged that he executed the same as his free act and deed and acknowledged the same to be the free act and deed of Advantus.

/s/ Karie A. Gunderson

Notary Public State of Minnesota
My Commission Expires Jan.31, 2015

EXHIBIT A-3

SECURIAN FINANCIAL SERVICES, INC.

CERTIFICATE

I, George I. Connolly, a duly elected and acting President and CEO of Securian Financial Service, Inc., a Minnesota corporation (“SFS”), hereby certifies that the resolutions set forth below were duly adopted by the Board of Directors of SFS by unanimous written consent on November 1, 2012 and that such resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:

RESOLVED, that the officers of SFS be, and each of them hereby is, authorized, empowered and directed, in the name of and on behalf of SFS, to prepare, execute and cause to be filed with the Securities and Exchange Commission an application, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), requesting an order of exemption from Rule 12d1-2(a) under the 1940 Act, as is determined by the officers of SFS to be necessary or appropriate, to permit any series of the registered management investment companies whose shares are distributed by SFS that invest in other registered open-end management investment companies to invest, to the extent consistent with their investment objectives, policies, strategies and limitations, in financial instruments that may not be “securities” within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”); and

FURTHER RESOLVED, that the officers of SFS be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute and file all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon; and

FURTHER RESOLVED, that the Application, in the form reviewed by the Board of Directors prior to the obtaining of the unanimous written consent be, and it hereby is, approved, with such changes as are deemed appropriate and necessary by the proper officers of SFS.

Date: November 7, 2012

/s/ George I. Connolly
Name:	George I. Connolly
Title:	President and CEO

STATE OF MINNESOTA

COUNTY OF WASHINGTON

On this November 7, 2012, before me personally came George I. Connolly, known to me to be the person described in and who executed the foregoing Certificate, who being duly sworn, did say that he is the President and CEO of Securian Financial Services, Inc. (“SFS”), and in and on behalf of which the foregoing Certificate was made; that the statements contained in the foregoing Certificate are true in substance and in fact; that said Certificate was executed on behalf of SFS by authority of its Board of Directors; and the said George I. Connolly acknowledged that he executed the same as his free act and deed and acknowledged the same to be the free act and deed of SFS.

/s/ Blaine D. Westberg

Notary Public State of Minnesota
My Commission Expires Jan. 31, 2015

EXHIBIT B-1

VERIFICATION

CITY OF SAINT PAUL	)
) ss
STATE OF MINNESOTA	)

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated November 7, 2012, for and on behalf of Securian Funds Trust (the “Trust”); that he is the President of the Trust, and that all action by the Board of Trustees necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ David M. Kuplic
Name:	David M. Kuplic
Title:	President

EXHIBIT B-2

VERIFICATION

CITY OF SAINT PAUL	)
) ss
STATE OF MINNESOTA	)

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated November 7, 2012, for and on behalf of Advantus Capital Management, Inc. (the “Advantus”); that he is the Executive Vice President of Advantus, and that all action by the Board of Directors of Advantus necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ David M. Kuplic
Name:	David M. Kuplic
Title:	Executive Vice President

EXHIBIT B-3

VERIFICATION

CITY OF SAINT PAUL	)
) ss
STATE OF MINNESOTA	)

The undersigned being duly sworn, deposes and says that he has executed the attached Application, dated November 7, 2012, for and on behalf of Securian Financial Services, Inc. (“SFS”); that he is the President and CEO of SFS, and that all action by the Board of Directors of SFS necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ George I. Connolly
Name:	George I. Connolly
Title:	President and CEO

EXHIBIT C—DRAFT NOTICE

SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No.                     ; 812-                    ]

Securian Funds Trust, et al.; Notice of Application

[DATE]

Agency: Securities and Exchange Commission (“Commission”)

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from rule 12d1-2(a) under the Act.

Summary of Application: Applicants request an order to permit open-end investment companies relying on rule 12d1-2 under the Act to invest in certain financial instruments.

Applicants: Securian Funds Trust (the “Trust”), Advantus Capital Management, Inc. (“Advantus”) and Securian Financial Services, Inc. (“SFS”).

Filing Date: The application was filed on November 7, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission’s Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on                      and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer’s interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission’s Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1520. Applicants, c/o Eric J. Bentley, Minnesota Life Insurance Company, 400 Robert Street North, St. Paul, MN 55101.

For Further Information Contact:                      (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission’s Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

1. The Trust is organized as a Delaware statutory trust and is registered under the Act as an open-end management investment company. Advantus and SFS are both Minnesota corporations, and are both wholly owned subsidiaries of Securian Financial Group, Inc., which is a second tier subsidiary of Minnesota Mutual Companies, a mutual insurance holding company. Advantus is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and serves as the investment adviser to each currently existing series of the Trust. SFS is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and serves as the distributor for each currently existing series of the Trust.

2. Applicants request the exemption to the extent necessary to permit any existing or future series of the Trust or any other existing or future registered open-end management investment company or series thereof that: (i) is advised by Advantus or an entity controlling, controlled by, or under common control with Advantus (any such adviser or Advantus, an “Adviser”);1 (ii) invests in other registered open-end management investment companies (“Underlying Funds”) in reliance on section 12(d)(1)(G) of the Act; and (iii) is also eligible to invest in securities (as defined in section 2(a)(36) of the Act) in reliance on rule 12d1-2 under the Act (each, a “Fund of Funds”), to also invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments which may not be securities within the meaning of section 2(a)(36) of the Act (Other Investments”).2 Applicants also request that the order exempt any entity controlling, controlled by or under common control with SFS that now or in the future acts as principal underwriter with respect to the transactions described in the application.

[1]	Any other Adviser also will be registered under the Advisers Act.
[2]

Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any entity that relies on the order in the future will do so only in accordance with the terms and condition in the Application.

3. Consistent with its fiduciary obligations under the Act, each Fund of Funds’ board of trustees will review the advisory fees charged by the Fund of Funds’ Adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund of Funds may invest.

Applicants’ Legal Analysis

1. Section 12(d)(1)(A) of the Act provides that no registered investment company (“acquiring company”) may acquire securities of another investment company (“acquired company”) if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

2. Section 12(d)(1)(G) of the Act provides, in part, that section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquired company and acquiring company are part of the same group of investment companies; (ii) the acquiring company holds only securities of acquired companies that are part of the same group of investment companies, government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the Exchange Act or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end investment companies or registered unit investment trusts in reliance on section 12(d)(1)(F) or 12(d)(1)(G) of the Act.

3. Rule 12d1-2 under the Act permits a registered open-end investment company or a registered unit investment trust that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (i) Securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (ii) securities (other than securities issued by an investment company); and (iii) securities issued by a money market fund, when the investment is in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2, “securities” means any security as defined in section 2(a)(36) of the Act.

4. Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction from any provision of the Act, or from any rule under the Act, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

5. Applicants state that the Fund of Funds will comply with rule 12d1-2 under the Act, but for the fact that the Fund of Funds may invest a portion of its assets in Other Investments. Applicants request an order under section 6(c) of the Act for an exemption from Rule 12d1-2(a) to allow the Fund of Funds to invest in Other Investments while investing in Underlying Funds. Applicants assert that permitting the Fund of Funds to invest in Other Investments as described in the application would not raise any of the concerns that the requirements of section 12(d)(1) were designed to address.

Applicants’ Condition

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

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